UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

February 2, 2016
Date of Report (Date of earliest event reported)

ENERGY TRANSFER EQUITY, L.P.
(Exact name of Registrant as specified in its charter)

Delaware	001-32740	30-0108820
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

8111 Westchester Drive, Suite 600
Dallas, TX 75225
(Address of principal executive offices)

(214) 981-0700
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On February 2, 2016, Energy Transfer Equity, L.P. (“ETE”) issued an internal announcement that, effective upon closing of the previously announced merger of ETE and The Williams Companies, Inc. (“Williams”), Don Chappel will assume the position of President and Chief Executive Officer of the general partner of Williams Partners L.P. (“WPZ”). Mr. Chappel currently serves as Senior Vice President and Chief Financial Officer of Williams. Closing of the merger transaction remains subject to customary conditions, including the receipt of approval of the merger from Williams’ stockholders and all required regulatory approvals, including anti-trust approval of the Federal Trade Commission.

In his new role with WPZ, Mr. Chappel will report to Mackie McCrea, ETE’s Group Chief Operating Officer and Chief Commercial Officer. As ETE and Williams continue the integration planning process, it is expected that Mr. Chappel will take on an expanded role in the integration efforts, including the organizational design of WPZ.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Energy Transfer Equity, L.P.
By: LE GP, LLC, its general partner

Date: February 2, 2016	/s/ John W. McReynolds John W. McReynolds President